EXHIBIT 99.4

NEWS RELEASE REGARDING MAILING OF LETTER OF TRANSMITTAL AND ELECTION FORM

Suncor Energy, Petro-Canada mail letters of transmittal and election forms to registered shareholders

CALGARY, July 2, 2009 — Suncor Energy Inc. (“Suncor”) (TSX/SU; NYSE/SU) and Petro-Canada (“Petro-Canada”) (TSX/PCA; NYSE/PCZ) announce the mailing today to their registered shareholders of the letters of transmittal and election forms and the related instructions for the proposed merger of Suncor Energy Inc. and Petro-Canada.

These documents outline the necessary documentation required to be sent to Computershare Investor Services Inc. (Computershare) by registered Suncor and Petro-Canada shareholders to receive, in relation to the proposed merger of the two companies via a plan of arrangement, the shares of the combined company to which they are entitled in exchange for their Suncor or Petro-Canada common shares (once the conditions to the merger have been satisfied and the merger has closed). Copies of this documentation will be available on the SEDAR website (www.sedar.com), the Securities Exchange Commission’s (SEC’s) website (www.sec.gov) and the joint merger site at www.suncorpetro-canada.com.

The letters of transmittal and election forms also provide eligible individual registered Suncor and Petro-Canada shareholders, resident in Canada, with the ability to make an election to have the exchange of their Suncor or Petro-Canada shares carried out in such a manner that may allow the shareholder to realize a capital gain or a capital loss for Canadian federal income tax purposes.  The deadline for making such an election is 4:30 p.m. (Calgary time) on July 28, 2009.

Suncor and Petro-Canada have obtained the necessary shareholder and Court approvals required to meet certain conditions to the merger, but completion of the proposed merger remains conditional on the satisfaction of all regulatory and other customary conditions.  It is expected that the merger will be completed in the third quarter of 2009.  In the event that the merger is not completed, any share certificates sent to Computershare will be returned.

For further information on the Suncor and Petro-Canada merger go to www.suncorpetro-canada.com.

Advisory Regarding Forward-Looking Information and Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws.  The use of any of the words “proposed”, “may”, “expected” and similar expressions are intended to identify forward-looking statements or information.  More particularly, and without limitation, this press release contains forward-looking statements and information concerning the completion of the proposed merger; the expected completion date of the proposed merger; and the anticipated tax treatment of the proposed merger.

Suncor and Petro-Canada have provided the anticipated time of completion of the merger in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the timing of receipt of the necessary regulatory and other third party approvals; and the time necessary to satisfy the conditions to the closing of the transaction.  These dates may change for a number of reasons, including due to the inability to secure necessary regulatory or other third party approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the transaction.  As a result of the foregoing, readers should not place undue reliance on the forward-looking statements and information contained in this press release concerning these times.

Readers are cautioned that the foregoing list of factors is not exhaustive.  Additional information on these and other factors that could affect the completion of the merger are included in the joint information circular and proxy statement of Suncor and Petro-Canada dated April 29, 2009, which has been filed with the applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC’s website (www.sec.gov) or through the joint merger site at www.suncorpetro-canada.com.

The forward-looking statements and information contained in this press release are made as of the date hereof and Suncor and Petro-Canada undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

ABOUT SUNCOR

Suncor Energy Inc. is an integrated energy company headquartered in Calgary, Alberta. Suncor’s oil sands business, located near Fort McMurray, Alberta, extracts and upgrades oil sands and markets refinery feedstock and diesel fuel, while operations throughout western Canada produce natural gas. Suncor also operates a refining and marketing business which includes refining, retail, pipeline and distribution operations in Ontario, Canada and in Colorado and Wyoming in the United States. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy (U.S.A.) Inc. is an authorized licensee of the Shell® and Phillips 66® brand and marks in the state of Colorado. Sunoco in Canada is separate and unrelated to Sunoco in the United States, which is owned by Sunoco, Inc. of Philadelphia.

For further information about Suncor, please visit www.suncor.com or call

Investor inquiries: John Rogers, (403) 269-8670

Media inquiries:  Shawn Davis, (403) 920-8379

ABOUT PETRO-CANADA

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada’s common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For further information about Petro-Canada, please visit www.petro-canada.ca or call:

Investor inquiries: Ken Hall (403) 296-7859

Media inquiries:  Victoria Barrington (403) 296-8589